February 21, 2008

James Booth
Chief Executive Officer
SoftNet Technology Corporation
Woodbridge Corporate Plaza
485 Route 1 South, Building C, Suite 350A
Iselin, NJ 08830

      RE: **SoftNet Technology Corporation**
                Form 10-KSB for the year ending December 31, 2004
                File No. 0-07693

Dear Mr. Booth,

We issued comments to you on the above filing on January 24, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 7, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 7, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press.2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3730 if you have any questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief